Exhibit 99.1

Thomson Reuters and Blackstone Agree to Close

Financial & Risk Transaction on October 1, 2018

TORONTO, August 28, 2018 – Thomson Reuters (TSX/NYSE: TRI) today announced that it and private equity funds managed by Blackstone have agreed to close the sale of a 55% interest in the company’s Financial & Risk business on October 1, 2018, subject to satisfaction or waiver of customary closing conditions. The closing of the transaction is not subject to any financing condition. An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC will invest alongside Blackstone. After the closing, the Financial & Risk business will be known as Refinitiv.

Thomson Reuters will receive approximately US$17 billion in gross proceeds when the transaction closes (subject to purchase price adjustments). Thomson Reuters plans to return an aggregate of US$10 billion of these proceeds to its shareholders. The company expects to use the remaining proceeds not returned to shareholders to redeem approximately US$4 billion of debt, maintain approximately US$2 billion of cash on its balance sheet to fund focused acquisitions, and utilize approximately US$1 billion to cover transaction-related expenses including cash taxes, pension contributions, bond redemption costs and other fees and outflows related to the transaction.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including the company’s current expectations regarding the timing for closing of the Financial & Risk transaction (which remains subject to regulatory approval and customary closing conditions) and the expected use of proceeds of the Financial & Risk transaction. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that a transaction involving all or part of the Financial & Risk business will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com